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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

PILLOWTEX CORPORATION (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

721506 10 3 (CUSIP Number)

Kenneth Liang
Managing Director
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 12, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 721506 10 3	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,839,181

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,839,181

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,839,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.11%

14	TYPE OF REPORTING PERSON*
IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 721506 10 3	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,771,684

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,771,684

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,771,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.75%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page  4  of  5  Pages

        This Amendment No. 1 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the "Schedule 13D") of Oaktree Capital Management, LLC ("Oaktree") and OCM Opportunities Fund III, L.P. (the "Opportunities Fund") filed with the Securities and Exchange Commission on May 31, 2002, relating to the common stock, par value $0.01 per share (the "Common Stock") of Pillowtex Corporation, a Delaware corporation (the "Issuer").

Item 3. Source and Amount of Funds or Other Consideration

        The first sentence of the first paragraph of Item 3 of the Schedule 13D is hereby amended and restated as follows:

  "The Opportunities Fund beneficially owns 3,771,684 shares of the Issuer's Common Stock as of the date hereof."

  The amendment to Item 3 is made merely to correct the number of shares held by the Opportunities Fund, which was previously reported in error.

Item 4. Purpose of Transaction

        The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

  "As disclosed in Exhibit A to the Amended and Restated Modification to the Plan filed with the Bankruptcy Court, the Issuer has engaged the services of an executive search firm to identify potential directors for the Issuer to serve on a permanent basis until such directors are not re-elected or until such directors resign. As of the effective date of the Plan, two individuals were selected to serve as permanent directors pursuant to this search process. As the search process continued for the remaining directors, three Oaktree officers were appointed on an interim basis to serve as directors of the Issuer as of the effective date of the Plan. These individuals were Bruce Karsh, President of Oaktree; Ken Liang, Managing Director of Oaktree; and Mariusz Mazurek, Senior Vice President of Oaktree. On September 12, 2002, Oaktree informed the Issuer that Mariusz Mazurek would like to resign from his position as an interim director. Oaktree also informed the Issuer that it would like to nominate Scott Graves, a Vice President of Oaktree, to replace Mr. Mazurek as one of the Oaktree interim directors, subject to board approval pursuant to the terms of the Issuer's bylaws.

  Upon the selection of each permanent director pursuant to the search process described above, a director serving on an interim basis will resign and the vacancy thereby created will be filled by the action of the remaining directors."

Item 5. Interest in Securities of the Issuer

        Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

  "(a) As of the date of this Schedule 13D, the Opportunities Fund owns and has sole power to vote and dispose of 3,771,684 shares of the Issuer's Common Stock (approximately 19.75% of the outstanding shares of the Issuer's Common Stock).

  As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the Opportunities Fund and the investment manager of the Oaktree Accounts, may be deemed to beneficially own 3,839,181 shares of Common Stock of the Issuer (approximately 20.11% of the outstanding shares of the Issuer's Common Stock) held by the Opportunities Fund and the Oaktree Accounts."

        The amendments to Item 5 are made merely to correct the number of shares of Common Stock held by the Opportunities Fund and the percentages of the outstanding shares of Common Stock held by Oaktree and the Opportunities Fund, which were previously reported in error.

Page  5  of  5  Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 12, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ KENNETH LIANG Kenneth Liang Managing Director

By:	/s/ MARIUSZ MAZUREK Mariusz Mazurek Senior Vice President

OCM OPPORTUNITIES FUND III, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ KENNETH LIANG Kenneth Liang Managing Director

By:	/s/ MARIUSZ MAZUREK Mariusz Mazurek Senior Vice President

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SCHEDULE 13D
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
SIGNATURE